FOR IMMEDIATE RELEASE

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
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flazar@lazarpartners.com/
dcarey@lazarpartners.com

GIVEN IMAGING REPORTS THIRD QUARTER 2008 RESULTS

- Third Quarter 2008 Revenues Increase to $31.1 million -
- PillCam SB Sales Increase 21% to a Record 56,100 Capsules -
- Third Quarter 2008 GAAP Net Income Increases 24% to $2.1 million -
- Company Revises 2008 Annual guidance -

YOQNEAM, Israel, November 11, 2008 -Given Imaging Ltd. (NASDAQ: GIVN) today announced financial results for the third quarter ended September 30, 2008.

Worldwide revenues increased by 12% to $31.1 million in the third quarter of 2008, from $27.7 million in the third quarter of 2007. Gross margin in the third quarter of 2008 was 75%. Gross margin in the third quarter of 2007 was 74.3%.

Net income increased 24% to $2.1 million or $0.07 per share on a fully diluted basis in the third quarter of 2008, compared to net income of $1.7 million, or $0.05 per share on a fully diluted basis in the third quarter of 2007. A table detailing certain items affecting net income in the third quarter and first nine months of 2007 and 2008 is available below.

For the third quarter of 2008, net cash generated in operating activities totaled $5.4 million. Cash and cash equivalents, short-term investments and marketable securities at September 30, 2008 totaled $108.4 million

“We are pleased to report that global PillCam SB sales increased by 21% to a record 56,100 in the third quarter, reflecting solid increases in the EMEA region of 45% and the APAC region where sales more than doubled. Our top line this quarter, however, was impacted by a shortfall in equipment sales in Japan. In order to accelerate expansion of our installed base of approximately 140 systems in Japan, we are in the process of adding a leading supplier of medical equipment as a second distributor in Japan.” said Homi Shamir, president and CEO. “In light of lower than expected revenues in Japan as well as the continued delay in issuing the effective date for reimbursement in France, we now expect that annual revenues for 2008 will be approximately $125 million, 4% below the lower end ($130 million) of our revenue guidance for the year. As a result, we now expect EPS for 2008 to be approximately $0.25 per share (see discussion below). Nonetheless, we are confident about 2009 based on growth anticipated from changes we are making in the Japanese market, reimbursement becoming effective in France and expanded US market opportunities. We also have significant financial flexibility to take advantage of market opportunities that may emerge as a result of our debt-free balance sheet and strong cash position.”

Third Quarter 2008 Revenue Analysis

Sales in the Americas region were $19.4 million, up 7% from the $18.2 million in the same period in 2007. EMEA sales increased 43% to $8.7 million compared to $6.1 million in the same period in 2007, while APAC sales decreased to $3.1 million from $3.4 million in the same period in 2007.

Worldwide PillCam SB sales were 56,100 in the third quarter of 2008, an increase of 21% compared to the same period last year. PillCam SB sales in the Americas increased by 5% to 36,300 in the third quarter of 2008 compared to 34,500 in the third quarter of 2007. PillCam SB sales in the EMEA region increased by 45% and PillCam sales in the APAC region more than doubled in the third quarter. The increase in PillCam SB sales in the APAC region is mainly attributable to PillCam sales in Japan and Australia. Worldwide reorders of PillCam SB increased by 30% to approximately 55,100 compared to approximately 42,300 in the third quarter of 2007. Reorders of PillCam SB in the Americas region increased by 11% to 35,700 compared to 32,100 in the third quarter of 2007. Reorders in the EMEA region increased by 14%, while APAC reorders more than doubled over the same period last year.

PillCam sales accounted for 88% of total revenues compared to 87% in the same period of 2007.

Supplemental third quarter data can be found at www.givenimaging.com in the Investor Relations section.

Nine Month Financial Results

For the nine month period ended September 30, 2008, sales increased by 16% to $91.3 million compared to $78.6 million in the same period in 2007. Gross profit for the nine month period was 74% compared to 74.6% in 2007. On a GAAP basis, net income for the first nine months of 2008 was $6.1 million or $0.20 per share on a fully diluted basis, compared to net income of $2.35 million or $0.08 per share, for the same period in 2007.

Additional Income Statement Information

The following charges (credits) are included in the income statements for the three and nine month periods ended September 30, 2008 and in the corresponding periods of 2007 (in millions of USD):

	Third Qtr 2008	Nine Months 2008	Third Qtr 2007	Nine Months 2007
Stock based compensation expenses (FAS123R)	1.8	5.1	1.6	4.0
InScope gain	-	(5.4)	-	-
IP litigation expenses	(0.2)	3.1	1.4	2.8
Settlement agreement with Olympus Corporation	-	(2.3)	-	-
Loss from sale of securities	(0.4)	(0.4)	-	-

As of September 30, 2008 the Company had approximately $50 million in cash, $35 million of US government marketable securities and approximately $23 million of corporate bonds, including AIG bonds valued at $4 million. In marking these AIG bonds to market, the Company recorded a $1.1 million temporary loss charged against Shareholders’ Equity. The EPS guidelines provided today exclude any potential impairment of the value of the AIG bonds, or other corporate bonds, which may be required if instability in the US financial markets continues. Also, during the quarter the Company sold bonds of certain financial institutions, resulting in a loss of $0.4 million included in Finance Income, Net.

Recent Developments

New Product and Service Launches

Given Imaging recently launched new products and services developed to facilitate physician use of PillCam Capsule Endoscopy. These include:

•
VueSpan Diagnostic Services: a service using an independent faculty of gastroenterologists with recognized experience in capsule endoscopy to read PillCam video capsule studies submitted for interpretation by other gastroenterologists. VueSpan is currently offered in 14 states and is expanding nationwide.

•
RAPID 5 Access: New software that allows a physician to read PillCam videos anytime and anywhere with the most advanced software tools. RAPID 5 Access also enables network-based storage of PillCam studies and the import and export of patient data to and from electronic medical record systems.

Conference Call / Webcast Information

U.S. Call / Webcast

The company will host a conference call in English on Wednesday, November 12 at 9:00am ET. To participate in this teleconference, please dial 800-926-7061 fifteen minutes before the conference is scheduled to begin. Callers outside of the U.S. should dial 913-312-0379. The call will also be webcast live at www.givenimaging.com. A replay of the call will be available for two weeks on the company’s website, or until November 26, 2008 by dialing 888-203-1112. Callers outside of the U.S. should dial 719-457-0820. The replay participant code is 3443955.

Hebrew Call

The company will host a call in Hebrew on November 12 at 14:00 Israel time (7:00am ET). To access this call, please dial +972-3-9180650 fifteen minutes before the conference is scheduled to begin. A replay of the call will be available November 12-14 by dialing +972-3-9255941.

About Given Imaging Ltd.

Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly products for detecting gastrointestinal disorders. The company's technology platform is the PillCam(R) Platform, featuring the PillCam video capsule, a disposable, miniature video camera contained in a capsule, which is ingested by the patient, a sensor array, data recorder and RAPID(R) software. Given Imaging markets a number of available capsules: the second-generation PillCam SB 2 video capsule to visualize the entire small intestine which is currently marketed in the United States and in more than 60 other countries; the second-generation PillCam ESO 2 video capsule to visualize the esophagus; the Agile(TM) patency capsule to determine the free passage of the PillCam capsule in the GI tract and the PillCam COLON video capsule to visualize the colon that has been cleared for marketing in the European Union. PillCam COLON has received a CE Mark, but is not cleared for marketing or available for commercial distribution in the USA. More than 820,000 patients worldwide have benefited from the PillCam capsule endoscopy procedure. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel. It has operating subsidiary companies in the United States, Germany, France, Japan, Australia and Singapore. Given Imaging's largest shareholders include Elron Electronic Industries (NASDAQ:ELRN) (TELAVIV:ELRN). For more information, visit http://www.givenimaging.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (3) our success in implementing our sales, marketing and manufacturing plans, (4) protection and validity of patents and other intellectual property rights, (5) the impact of currency exchange rates, (6) the effect of competition by other companies, (7) the outcome of significant litigation, (8) our ability to obtain reimbursement for our product from government and commercial payors, (9) quarterly variations in operating results, (10) the possibility of armed conflict or civil or military unrest in Israel, and (11) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2007. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

# # #

(Financial Tables Follow)

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Balance Sheets
In thousands except share data

	September 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Assets

Current assets
Cash and cash equivalents	$43,580	$37,103
Short-term investments	23,505	23,191
Accounts receivable:
Trade (Net of provisions for doubtful debts of $279 and of $286 as of September 30, 2008 and December 31, 2007, respectively)	19,020	23,315
Other	3,610	10,385
Inventories	19,756	15,960
Prepaid expenses	1,921	1,289
Deferred tax assets	1,066	1,350
Advances to suppliers	501	190

Total current assets	112,959	112,783

Deposits	1,110	892

Assets held for employee severance payments	4,198	3,007

Marketable Securities	41,363	41,629

Fixed assets, at cost, less accumulated depreciation	15,585	15,422

Other assets, at cost, less accumulated amortization	4,759	3,583

Total assets	$179,974	$177,316

Given Imaging Ltd. and its Consolidated Subsidiaries

Consolidated Balance Sheets
In thousands except share data

	September 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Liabilities and shareholders' equity

Current liabilities
Current installments of obligation under capital lease	$125	$121
Accounts payable
Trade	8,610	7,275
Other	17,143	21,012
Deferred income	2,794	9,379
Total current liabilities	28,672	37,787

Long-term liabilities
Obligation under capital lease, net	466	448
Liability in respect of employees’ severance payments	4,955	3,490
Total long-term liabilities	5,421	3,938

Total liabilities	34,093	41,725

Minority interest	2,555	1,996

Shareholders’ equity
Share capital:

Ordinary Shares, NIS 0.05 par value each (90,000,000 shares authorized; 29,257,785 and 29,241,875 shares issued and fully paid as of September 30, 2008 and December 31, 2007, respectively)	343	343
Additional paid-in capital	172,191	166,813
Capital reserve	2,166	2,166
Accumulated other comprehensive loss	(1,716)	-
Accumulated deficit	(29,658)	(35,727)
Total shareholders' equity	143,326	133,595

Total liabilities and shareholders' equity	$179,974	$177,316

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Operations
In thousands except share and per share data

	Nine month period ended September 30,		Three month period ended September 30,		Year ended December 31,
	2008	2007	2008	2007	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	$91,332	$78,572	$31,136	$27,676	$112,868
Cost of revenues	(23,736)	(19,960)	(7,793)	(7,114)	(29,721)
Early repayment of royalty bearing government grants	-	-	-	-	(4,843)

Gross profit	67,596	58,612	23,343	20,562	78,304

Operating expenses
Research and development, Gross	(11,529)	(9,093)	(3,840)	(3,105)	(12,847)
Royalty and non-royalty bearing grants	1,090	1,673	300	980	1,242
Research and development, net	(10,439)	(7,420)	(3,540)	(2,125)	(11,605)
Sales and marketing expenses	(46,569)	(38,581)	(14,647)	(13,169)	(55,446)
General and administrative expenses	(14,449)	(14,507)	(4,276)	(5,486)	(20,981)
Termination of marketing agreement	5,443	-	-	-	22,860
Other	-	-	-	-	(422)
Total operating expenses	(66,014)	(60,508)	(22,463)	(20,780)	(65,594)

Operating profit (loss)	1,582	(1,896)	880	(218)	12,710
Financing income, net	3,195	4,015	729	2,086	5,520

Profit before taxes on income and minority share	4,777	2,119	1,609	1,868	18,230
Income tax expense	(233)	(489)	(107)	(245)	(4,548)

Profit before minority share	4,544	1,630	1,502	1,623	13,682

Minority share in losses of subsidiary	1,525	720	607	33	1,503

Net profit	$6,069	$2,350	2,109	$1,656	$15,185

Earnings per share

Basic Earnings per Ordinary Share	$0.21	$0.08	$0.07	$0.06	$0.52

Diluted Earnings per Ordinary Share	$0.20	$0.08	$0.07	$0.05	$0.49

Weighted average number of Ordinary Shares used to compute basic Earnings per Ordinary Share	29,252,785	28,880,299	29,254,618	29,119,996	28,961,968

Weighted average number of Ordinary Shares used to compute diluted Earnings per Ordinary Share	30,791,425	30,911,256	30,601,355	31,239,196	31,030,458

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Cash Flows
In thousands

	Nine month period ended		Three month period ended		Year ended
	September 30,		September 30,		December 31,
	2008	2007	2008	2007	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities:
Net profit (loss)	$6,069	$2,350	$2,109	$1,656	$15,185

Adjustments required to reconcile net loss to net used cash in operating activities:
Minority share in losses of subsidiary	(1,525)	(720)	(607)	(33)	(1,503)
Depreciation and amortization	3,839	3,532	1,298	1,252	4,771
Deferred tax assets	284	(309)	109	134	24
Stock based compensation	5,126	3,977	1,870	1,640	5,651
Excess tax benefits related to stock based compensation	-	-	-	-	(693)
Other	197	18	188	129	380
Net decrease (increase) in trading securities	-	3,060	-	(418)	5,092
Decrease (increase) in accounts receivable - trade	4,295	3	1,507	(1,343)	(4,428)
Decrease (increase) in accounts receivable - other	6,775	(2,298)	2,192	(810)	(8,922)
Decrease (increase) in prepaid expenses	(632)	(922)	(714)	(541)	51
Increase in advances to suppliers	(311)	(175)	(286)	(42)	(108)
Decrease (Increase) in inventories	(3,796)	(714)	(1,179)	(522)	2,208
Increase (decrease) in accounts payable	(2,792)	2,961	(1,007)	828	8,570
Increase (decrease) in deferred income	(6,585)	(445)	(72)	85	(14,903)
Net cash provided by operating activities	10,944	10,318	5,408	2,015	$11,375

Cash flows from investing activities:
Excess of cash investment over equity share in subsidiary	965	-	-	-	-
Purchase of fixed assets and intangible assets	(5,166)	(4,082)	(1,569)	(2,077)	(5,772)
Deposits, net	(247)	(405)	(3)	(427)	(355)
Proceeds from sales of marketable securities	52,396	15,503	17,682	6,371	18,753
Proceeds from sales of fixed assets	30	-	-	-	-
Purchase of marketable securities and short term investment	(54,071)	(27,789)	(21,557)	(992)	(36,584)
Net cash (used in) provided by investing activities	(6,093)	(16,773)	(5,447)	2,875	$(23,958)

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Cash Flows
In thousands

	Nine month period ended		Three month period ended		Year ended
	September 30,		September 30,		December 31,
	2008	2007	2008	2007	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from financing activities:
Principal payments on capital lease obligation	(91)	(10)	(6)	(4)	$(37)
Proceeds from issuance of ordinary shares	252	3,928	56	1,036	4,280
Issuance of shares to a minority shareholder in a consolidated company	1,207	-	-	-	-
Excess tax benefits related to stock based compensation	-	-	-	-	693
Net cash provided by financing activities	1,368	3,918	50	1,032	$4,936

Effect of exchange rate changes on cash	258	121	(15)	138	240

Increase (decrease) in cash and cash equivalents	6,477	(2,416)	(4)	6,060	(7,407)

Cash and cash equivalents at beginning of period	37,103	44,510	43,584	36,034	44,510

Cash and cash equivalents at end of period	$43,580	$42,094	$43,580	$42,094	$37,103

Supplementary cash flow Information
Income taxes paid	$194	$283	$72	$130	$1,098

Assets acquired under capital lease	$109	-	-	-	$569